July 9, 2024

Andrew Flynn
Chief Financial Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

       Re: Turning Point Brands, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response dated June 21, 2024
           File No. 001-37763
Dear Andrew Flynn:

       We have reviewed your June 21, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 30, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1.     We note your response to comment 4 and have the following comments:

              Considering the premarket review process ("PMTA") appears to apply to all companies in your industry, please further clarify why such costs are "unusual" and do not represent normal, recurring cash operating expenses. Although the PMTA may lead to "staggered and unpredictable costs," please note that Question 100.01 of the
            Non-GAAP Financial Measures Compliance and Disclosure Interpretations ("Non-
            GAAP C&DI's") indicates the staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

              Your response indicates "the indenture governing the Company   s
senior secured notes
 July 9, 2024
Page 2

           permit it to add back PMTA costs in determining Adjusted EBITDA and is used thereunder for various calculations required to be performed to determine what the
           Company is or was, permitted to do under the indenture." Confirm whether or not the
           Adjusted EBITDA measure presented in your filing represents a covenant of your senior notes and, if so, whether the presented measure is calculated exactly as set forth in the indenture. See Question 102.09 of the Non-GAAP C&DI's.
Note 22. Additional Information with Respect to Unrestricted Subsidiary, page
93

2. We note your response to comment 13. Please provide all disclosures required by Rule 4-
       08(e)(1) of Regulation S-X regarding restrictions on the payment of dividends by the registrant.
       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing